Exhibit 21.1

SUBSIDIARIES OF HELIUS MEDICAL TECHNOLOGIES, INC

ENTITY NAME	JURISDICTION

Helius Medical, Inc	Delaware
Helius Medical Technologies (Canada), Inc.	Canada
Helius NeuroRehab, Inc.	Delaware